Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 9, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

This Report on Form 6-K contains the following:

1.               News release dated November 25, 2002 entitled “VODAFONE HELPS SMALL BUSINESSES MAKE THE MOST OF THEIR TIME”.

2.               News release dated November 27, 2002 entitled “VODAFONE OPENS CARDIFF EXPERIENCE STORE”.

3.               News release dated December 2, 2002 entitled “VODAFONE AND RNIB JOIN FORCES TO OPEN MOBILE WORLD TO VISUALLY IMPAIRED CUSTOMERS”.

4.               News release dated December 3, 2002 entitled “VODAFONE WELCOMES RADIOLINJA EESTI TO ITS MOBILE COMMUNITY”.

5.               News release dated December 3, 2002 entitled “STATEMENT REGARDING CEGETEL”.

6.               News release dated January 7, 2003 entitled “VODAFONE WELCOMES AUSTRIA, CROATIA AND SLOVENIA TO ITS MOBILE COMMUNITY”.

7.               News release dated January 7, 2003 entitled “VODAFONE ANNOUNCES POSITIVE START FOR LIVE!”.

This report on 6-K contains Stock Exchange Announcements dated December 16, 2002, December 17, 2002, January 2, 2003 and January 3, 2003.

2002/085

25th November 2002

VODAFONE UK HELPS SMALL BUSINESSES MAKE THE MOST OF THEIR TIME

Research issued today shows that for 34% of British employees, email is the singular most time-consuming aspect of the day, with 20% of respondents believing that it regularly constitutes up to a third of their working day.

The research, conducted on behalf of Vodafone UK, cites business travel and the increased pressure of email as the main reasons for lengthy working days.  The research comes in the wake of a range of recently announced services from Vodafone UK that are designed to address these two elements of business life that can impact on people’s ability to maximise the number of hours in the day.

With travel and email constituting the largest part of the average employee’s day, it is fitting that Vodafone UK’s new services offer people the opportunity to answer their emails and complete essential tasks whilst they are on the move.  Above all, the services are designed to utilise the time available in the working day to greatest effect and to manage workloads effectively in this time.

Rebecca Hoar, section editor at Management Today, commented: “The British have always had a reputation for hard work and over the past couple of years the pace of life has become faster still. Technology can help to improve working practices, in particular by providing employees with a greater choice of how and when they work. It is important, however, that managers and employees use the new technologies wisely, so they don’t become slaves to the ‘anytime, anywhere’ culture.”

Mark Bond, head of indirect channel marketing at Vodafone UK, commented: “Maximising efficiency is one of the major issues facing small to medium sized businesses.  As the survey shows, today’s working environment is extremely busy and companies are reaching out for ways to enable the right work / life balance for their employees.  We are working closely with these businesses to provide the best solutions for their needs.  To this end, we have established a range of solutions designed to achieve maximum efficiency and output.”

“The challenge for all of us is to understand how to make the best use of our time. With Vodafone’s new services, businesses are provided with a greater choice of how to get the job done — and set aside time for a personal life,” continued Bond.

More/…

2002/085 — Page 2

Additional results of the survey:

•                                          57% state that the ability to work from home would make the working day more productive, followed by having the ability to access email on the move

•              30% of people in London said that their work is 50 — 80% email-related

•                                          40% of people claim that the daily commute represents the most time-consuming part of their day.  Over 30% of people take up to an hour to reach the workplace and almost 20% take two hours or longer.

Mobile working solutions available from Vodafone

Vodafone UK has developed a suite of mobile wireless data services that are specifically designed to increase the output and efficiency of small to medium sized businesses.  Adding to existing small-business focused offerings such as Vodafone Company Caller and Vodafone Internet Access, Vodafone’s portfolio now includes a choice of offerings ranging from virtual personal assistants to fleet management services.

Some of the services Vodafone UK offers include:

Vodafone Rapide is a mobile personal assistant and messaging service that allows customers to dictate messages and have them sent as emails, text messages or voice messages to one or many contacts.

Vodafone Mobile EPOS enables businesses to process credit and debit card transactions on a mobile handheld terminal linked to the bank via the Vodafone network — any time, anywhere.  The terminals come in the form of hand-held credit card machines that can be taken to the customer at any location.

Vodafone’s Locate You service provides companies with a higher level of fleet control, so that users can improve customer service, monitor drivers more precisely, gain access to vital management information and use vehicles more efficiently.

Vodafone Mobile Alert Plus enables individuals to divert email messages to their mobile as a text message of up to 160 characters (including subject and sender details).  It also provides businesses with WAP access to the complete email (including the text content of up to 22 different types of attachments).

- ends -

2002/085 — Page 3

* The research was conducted by The Markettiers4DC.  Feedback was received from 1,000 respondents across a range of UK businesses.

For further information contact:

Lucy Rich or Kay Kavanagh at Vodafone

Telephone: 07000 500100

E-mail: press.office@vodafone.com

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of world’s largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 325 networks in 139 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries.

2002/086

27 November 2002

Vodafone Opens Cardiff Experience Store

Vodafone opens its biggest, most interactive store ever store today, in Cardiff’s St David’s Centre.  Only the second Vodafone ‘Experience’ Store in the UK, this store offers the very latest in mobile phones, services and accessories.

Richard Daly, Vodafone Retail Director commented: “We learnt a lot from the hugely successful opening of our original ‘Concept’ store at Watford this summer, and have applied the learnings and benefits to our new store in Cardiff.  Everything here is geared towards showing and explaining Vodafone products and services, particularly Vodafone live!.  There is so much more to mobile phones than just making voice calls or sending texts and we are taking more care to show you what you can do.  Finally, we put a live, charged phone into you hand so that you can literally ‘walk out talking’.”

Cardiff shoppers can enjoy:

•                  An interactive Vodafone live! demonstration zone, showing the recently launched Vodafone live! service, which offers you a world of sound, pictures, colour and information.  We’ll show you how to take a picture and send to friends’ phones or email addresses.

•                  Suspended plasma screens to help you get a flavour of the latest arcade style games such as Space Invaders, Puzzle Bubble and Arkanoid, which you can now play on the Vodafone live! phones.

•                  Touchscreens and plasma screens which let you experience a multitude of Vodafone services and content.

•                  The in-store ‘Fone Care Repair Centre’, offering a while you wait or same day service for phone repairs on all networks within the warranty period or a fixed price repair service for phones which are out of warranty.  Loan phones are available to any Vodafone customers while your phone is being repaired.

•                  A free emergency phone recharging service while you shop.

•                  New automatic top-up machine  which lets you put more credit on your pay as you talk phone quickly and easily

On Saturday 30 November, the new Vodafone store will be giving away five of the latest Vodafone live! phones.  To enter all you have to do is ask for a demonstration in store before 1 pm.

The new store will also be participating in Vodafone’s £1 million  “Win whatever you want for Christmas” promotion, where you send a text or pix of what.  The store will also be offering many other Vodafone Retail Christmas offers such as £50 credit on your bill when you buy a pay monthly phone and free picture messaging until Feb 2003.

-                    ends —

For further information contact:

Libby Pritchard or Toby Robson

At the Vodafone UK Public Relations

Tel: 07000 500100

Email: press.office@vodafone.com

Notes to editors

The new Vodafone store in Cardiff is 1,600 sq feet.

Pictures of the store are available.

2000/088

2 December 2002

VODAFONE and RNIB JOIN FORCES TO OPEN MOBILE WORLD TO VISUALLY IMPAIRED CUSTOMERS

Vodafone UK and the Royal National Institute of the Blind (RNIB) has announced today a new partnership, which will open up the world of mobile phones to the visually impaired.  The launch of the partnership will be celebrated at the UK Disability Forum for European Affairs Conference in London UK today.

In the first steps of this long-term partnership, Vodafone is providing customer care staff at RNIB with training and demonstrations on all Vodafone products and services which may be beneficial to RNIB customers.

Not to be outdone, a large number of Vodafone Stores across the United Kingdom are now able to assist customers from all special needs areas. Furthermore, customers who contact Vodafone Customer Relations will be given the option to speak to a specialist on special needs products and services.

Steve Tyler, Senior Strategic Manager, Digital Technology from RNIB, said: “It’s terrific to be working with Vodafone. Part of RNIB’s strategy is to ensure that by setting up collaborative ventures with mainstream service providers, products and services become available and easy to use for people with sight problems.  Vodafone is a key player in mobile telecoms service provision and we are pleased to be working with a company which is taking visibility issues seriously.”

More/…

2002/088 — Page 2

“The partnership will give visually impaired customers access to new systems and services that may have been previously unavailable,” commented Mike Duxbury, Disability Access Manager for Vodafone UK. “The partnership opens up a world of information on services and solutions to visually impaired people.”

Ends

Note

There are around 2 million people in the UK with sight problems.  RNIB’s pioneering work helps anybody with a sight problem - not just with braille, Talking Books and computer training, but with imaginative and practical solutions to everyday challenges. If you or someone you know has a sight problems, RNIB can help. Call the RNIB Helpline on 0845 766 9999 or visit www.rnib.org.uk

For further press information contact

Vodafone UK Public Relations

Ally Major or Libby Pritchard

Telephone: 07000 500100

Fax: 01635 234543

Press.office@vodafone.com

RNIB Customer Services

Telephone 0845 7023153

Vodafone UK Customer Services

Tel: 0800 10 11 12

Disability.access@vodafone.co.uk

2002/090

3 December 2002

VODAFONE WELCOMES RADIOLINJA EESTI TO ITS MOBILE COMMUNITY

Vodafone today announces that it has signed a Vodafone Partner Agreement with Radiolinja Eesti AS (“RLE”), the Estonian subsidiary of Finland based mobile operator Oy Radiolinja Ab.  The agreement with RLE follows similar deals with TDC Mobil in December 2001, Oy Radiolinja Ab in February 2002 and Mobile Telecommunications Company in September 2002.

The co-operation with RLE extends the existing relationship between Vodafone and Radiolinja in Finland, to the Estonian market.  The dual “Radiolinja Vodafone” brand, already launched in Finland, will be used by RLE to market Vodafone’s global services to its international travellers and corporate customers in Estonia.  The first services to be implemented by RLE include Eurocall, Assisted Roaming, Virtual Home Environment, GPRS Roaming and inbound roaming for Vodafone’s pre-paid customers travelling in Estonia.

- ends -

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

RLE facts:

•                  Founded 1994 - first GSM call in Estonia was made on RLE network in November 1994

•                  Sales of Euro 40 million FY 2001

•                  195 employees

•                  147,000 contract customers in Estonia

Radiolinja Eesti AS is a subsidiary of the Finnish operator Oy Radiolinja Ab

2002/091

3 December 2002

STATEMENT REGARDING CEGETEL

Vodafone Group Plc (“Vodafone”) and its wholly-owned subsidiary Vodafone Holding GmbH (“Vodafone Holding”, formerly Vodafone AG) note the announcement made by Vivendi Universal S.A. (“Vivendi”) indicating that it will exercise its pre-emption rights to acquire BT Group plc’s (“BT”) 26% interest in Cegetel Groupe S.A. (“Cegetel”).  Vodafone Holding’s €6.77 billion cash offer for Vivendi’s 44% interest in Cegetel has now been withdrawn.

Assuming that Vodafone Holding’s €2.3 billion cash acquisition of SBC Communications Inc.’s (“SBC”) 15% economic interest in Cegetel is completed, the following benefits would result:

•                  Vodafone Group (meaning Vodafone and its subsidiaries) would increase its economic exposure to Cegetel from 15% to 30% and to SFR from 31.9% to 43.9%

•                  Cegetel’s ownership structure would be simplified.  Vodafone Holding would be entitled to appoint 3 directors (as opposed to its existing sole director) to the Cegetel board, leading to greater influence for Vodafone Group over the strategy and operations of Cegetel and SFR

•                  Vodafone Group would capture a greater proportion of the significant value it currently adds to SFR and expects to deliver in the future, including through access to Vodafone Group’s global supply chain management initiatives and global products and services

•                  The acquisition is expected to be enhancing to Vodafone’s earnings per share (pre-goodwill amortisation and exceptional items) from the first full year of ownership

•                  Vodafone Group would increase its exposure to France, a strategically important and growing three-operator market with relatively low penetration of 63% and 15.3% of the Western European population

Vodafone Group is a long-term investor in Cegetel and SFR and looks forward to continuing its successful partnership with Vivendi to develop these businesses.

Vodafone Group expects that the acquisition of SBC’s economic interest in Cegetel would complete in January 2003.

- ends -

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673 310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

Euro RSCG C&O

Laurent Dondey

Tel:  +33 (0) 1 41 34 42 02

Estelle Griffe

Tel:  +33 (0) 6 23 75 09 23

UBS Warburg

Warren Finegold

Mark Lewisohn

Tel:  +44 (0) 20 7567 8000

Charles-Henri Le Bret

Tel:  +33 (0) 1 48 88 34 88

Ownership structure of Cegetel

Current position[1]

Post-transactions[2]

NOTES:

1    Vodafone Group holds its 20% interest in SFR through Vodafone International Holdings B.V. and Vodafone S.A. and its 15% interest in Cegetel through Vodafone  Holding GmbH

2    Assuming Vodafone Group acquires SBC’s interest in Cegetel and Vivendi acquires BT’s interest in Cegetel

3    Transtel is a holding company which owns 50% of Cegetel plus one share

4    Télécom Développement is a joint venture between SNCF (50.01%) and Cegetel (49.99%)

5    Cegetel has a 79.5% economic interest in SFR.  Minority shareholders in Cofira (not shown), the holding company through which Cegetel holds its interest in SFR, own a 0.5% economic interest in SFR

This press release has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc.

UBS Warburg Ltd., a wholly owned subsidiary of UBS AG is acting solely for Vodafone and no-one else in connection with this offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to customers of UBS Warburg nor for providing advice in relation to the offer.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the acquisition of additional interests in Cegetel and SFR, plans with respect to such acquisition and expectations with respect to our ability to influence the future management of Cegetel and SFR.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “would”, “expect” and “believe”.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to, the risk of disputes as to the interpretation of the Cegetel shareholders’ agreement; the future actions of Vivendi including whether Vivendi exercises its pre-emption rights over the SBC interest in Cegetel, which will affect our ability to obtain an increase in our economic interest in Cegetel, or takes actions which could negatively affect our ability to influence the management or strategic decisions, including profit distributions or other value generative decisions, of Cegetel or SFR; regulatory approvals may require acceptance of conditions with potential adverse impacts; the risk involving our ability to realise expected benefits associated with the increase in our interest in Cegetel and SFR, including benefits associated with 3G technologies; the risk that ARPUs may decline more dramatically than expected; and the risk that, upon increasing our interest in Cegetel or SFR, we discover additional information relating to its businesses leading to restructuring charges or write-offs or with other negative implications.

Please refer to documents we have filed under the US Securities Exchange Act of 1934, including our Annual Report & Accounts and Form 20-F for the year ended 31 March 2002, for additional factors that could cause actual results and developments to differ materially from the expectations disclosed or implied within forward-looking statements.  All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group Plc or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone does not intend to update these forward-looking statements.

2003/001

7 January 2003

VODAFONE WELCOMES AUSTRIA, CROATIA AND SLOVENIA TO ITS MOBILE COMMUNITY

Vodafone today announces it has signed a group wide  Partner Network Agreement with mobilkom austria group to introduce Vodafone’s global services into Austria, Croatia and Slovenia.

mobilkom austria group, Telekom Austria’s mobile subisidiary, comprises the Austrian market leader mobilkom austria, the Croatian operator VIPnet, and the Slovenian operator Si.mobil, and has 4.26 million customers across its territories.  mobilkom austria group is a high quality partner for Vodafone, leading the Central Eastern Europe region in terms of product development and customer service.

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand communication, will be available in seven countries outside the 28 countries world wide where Vodafone has a direct equity stake: Austria, Croatia, Denmark, Estonia, Finland, Kuwait and Slovenia.

Under the terms of the agreement, Vodafone and mobilkom austria group will co-operate in the development and marketing of global services. mobilkom austria group companies will promote Vodafone’s global services under dual brand logos in the respective countries.  During the first half of 2003, mobilkom austria group will begin to introduce Vodafone global services, namely, Vodafone Eurocall, Assisted Roaming, Virtual Home Environment, Pre-paid Roaming, Pre-paid Roaming Top Ups and GPRS Roaming.  Vodafone customers will then be able to use their Vodafone services when travelling in Austria, Croatia and Slovenia including their Vodafone live! and Vodafone Mobile Office services.

The use of the dual brand logos ‘A1 Vodafone’, ‘VIP Vodafone’, and ‘Si.mobil Vodafone’ for the marketing of the partnership will ensure that Vodafone customers recognise mobilkom austria group’s operators in Austria, Croatia and Slovenia as trusted Vodafone partners.  mobilkom austria group’s customers will be able to access Vodafone’s roaming services across its global service footprint, supported by Vodafone branding.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said:

“Vodafone’s Partner Network strategy represents an increasingly significant development in the delivery of Vodafone’s mobile services.  By partnering with leading mobile operators such as mobilkom austria group, Vodafone is able to market its portfolio of global services in new territories, extend its brand reach into new markets and create additional revenue without equity investment.

More/...

2003/001 — Page 2

“Vodafone has gained an excellent partner in Central Eastern Europe.  mobilkom austria group and Vodafone are ideal partners for the development of mobile services in the region, with mobilkom austria group offering a great geographical fit with Vodafone, as well as high quality product innovation and customer service.

“Our co-operation means that Vodafone customers will be able to seamlessly use Vodafone services in Austria, Croatia and Slovenia and mobilkom austria group customers will be able to access Vodafone services across our global service footprint. The Vodafone brand will be introduced into new territories and the co-operation will create additional sources of revenue for both Vodafone and mobilkom austria group.

“Having signed Partner Network Agreements with three European operators and MTC in Kuwait within a year, the co-operation with mobilkom austria group demonstrates the continuing success of Vodafone’s Partner Network strategy and the attractiveness of Vodafone’s global brand and services.  Building on the success of our current agreements, Vodafone will continue to pursue its Partner Network strategy, so more of our customers can use their Vodafone services in an increasing number of countries”.

- ends -

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Head of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

mobilkom austria group facts

Operator	Country	Customers 9.02	Market share	2001 Revenues
mobilkom austria	Austria	2.94m	43%	€1.4bn
VIPnet	Croatia	1.02m	47%	€231m
Si.mobil	Slovenia	0.3m	22%	€54m

7 January 2003

VODAFONE ANNOUNCES POSITIVE START FOR LIVE!

Vodafone Group Plc (“Vodafone”) announces today that it has registered over 380,000 customers with Vodafone live! enabled handsets in the period from launch at the end of October 2002 to 31 December 2002.  This total includes over 150,000 in Germany, over 90,000 in the United Kingdom and over 60,000 in Italy.  Vodafone also announces that there is no change to the outlook statement provided in its Interim Results announcement on 12 November 2002.

Commenting at the Salomon Smith Barney conference today in California, United States, Sir Christopher Gent, Chief Executive, said:

“In the first two months of Vodafone live!, we have achieved over 380,000 customers across eight markets and are on track to achieve our target of a million sales to customers by the end of March.

“In addition, having progressed two months further since the half year, but before we have seen December’s results, we have seen nothing in any of the key performance indicators that would cause us to lower our expectations for this financial year.  For next year, we therefore see no reason to alter our outlook statement at this stage.”

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s businesses and certain of Vodafone’s plans and objectives. In particular, forward-looking statements include statements with respect to Vodafone’s expectations as to sales of Vodafone live! handsets and its expectations with respect to its key performance indicators for the future.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including changes in economic or political conditions in markets served by operations of Vodafone that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring reduced pricing and/or new product offerings or resulting in higher costs of acquiring new customers, or slower customer growth or reduced customer retention; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; the possibility that technologies, including mobile internet platforms, and services, including 3G services, Vodafone live! and Vodafone Mobile Office, will not perform according to expectations or that vendors’ performance will not meet Vodafone’s requirements; the ability of Vodafone to secure the timely delivery of high-quality, reliable mobile handsets; and greater than anticipated prices of new mobile handsets.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” on pages 29 and 30 of Vodafone’s Annual Report & Accounts and Form 20-F for the year ended 31 March 2002.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:20

16 December 2002

RNS No: 1794F

16 December 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 16 December 2002 by Mourant ECS Trustees Limited that on 11 December 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 118p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	212
Mr J M Horn-Smith	212
Mr K J Hydon	212

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:31

17 December 2002

RNS No: 22654F

17 December 2002 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company has received notification that, as at 10 December 2002, Barclays PLC, through its subsidiaries and affiliates, had a notifiable interest in 2,048,877,637 ordinary shares of US$0.10 each in the capital of the Company. This represents 3.01 per cent of the issued ordinary share capital of the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 10:09 hrs

2 January 2003

RNS No: 7057F

2 January 2003 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified today that on 27 December 2002 The Capital Group Companies Inc, including its affiliates Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc and Capital Research and Management Company, had holdings forming part of funds managed on behalf of investment clients in 3,410,344,500 ordinary shares of US$0.10 each in the capital of the Company. These holdings represent 5.00 per cent of the issued ordinary share capital of the Company. Set out below is a list of registered holders as notified by The Capital Group Companies Inc and their respective holdings in the Company.

Holdings by Management

Companies and Fund:

	Number of Shares	Percent of Outstanding
Capital Guardian Trust Company	1,655,812,560	2.43
Capital International Limited	601,577,787	0.88
Capital International SA	197,297,914	0.29
Capital International Inc	165,104,877	0.24
Capital Research & Management Company	790,551,362	1.16

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 10:49

3 January 2003

RNS No: 7555F

3 January 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today that on 2 January 2003 Mr Vittorio Colao, a director of the Company, acquired 643,848 ordinary shares of US$0.10 each in the capital of the Company at 115p per share.

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 9, 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary